[Youbet Letterhead]


                                 January 7, 2009


VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Youbet.com, Inc. - Registration Statement on Form S-3 (File No. 333-155746)

Ladies and Gentlemen:

    Youbet.com, Inc. (the "Company") hereby requests that the U.S. Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced registration statement, as amended, to become effective at 1:00 p.m. on Friday, January 9, 2009, or as soon thereafter as is practicable.

         In connection with this request, the Company hereby acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any comments or questions you may have to Thomas D. Twedt or Daniel Lee of Dow Lohnes PLLC at (202) 776-2941 and (202) 776-2282, respectively.

                                   Very truly yours,


                                   YOUBET.COM, INC.


                                   By:/s/ James A. Burk
                                      --------------------------------------
                                      James A. Burk, Chief Financial Officer